Filed by AltC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AltC Acquisition Corp.

Commission File No. 001-40583

Date: July 18, 2023

On Tuesday, July 18, 2023, Oklo Inc. presented and distributed the following fact sheet at an event open to the public on Capitol Hill in Washington, D.C.:

www.oklo.com
OKLO

Nuclear Fuel Recycling

OKLO REACTORS ARE DESIGNED TO CONVERT NUCLEAR WASTE INTO EMISSIONS-FREE ENERGY

The current fleet of operating reactors use only approximately 5% of the fissionable energy content in their uranium fuel, meaning >90% of that energy remains unused. This used fuel mostly remains stored at U.S. reactor sites. Oklo plans to take this used fuel, process it at Oklo's recycling facility, and use the recovered fuel for its own powerhouses – converting it to emissions-free energy supplied at economical rates. The remaining fraction of used fuel has a smaller volume and much shorter activity lifespan, making it more manageable for storage.

CONVERTING WASTE TO CLEAN ENERGY

There is enough remaining energy just in today's existing waste to meet the electricity needs of the U.S. for 100 years. Recycling could unlock a portion or substantial portion of this energy, converting a liability into a national asset.

SUPPLEMENTING DOMESTIC FUEL SUPPLY

Oklo is developing this fuel recycling capability to provide a reliable, economic fuel supply for its powerhouse fleet, while also enabling a responsible closed fuel cycle.

CREATING VALUE

Oklo believes it can leverage a unique position within the nuclear fuel cycle by recycling waste from other reactors as well as its own, and also by consuming long-lived transuranic materials in its reactors.

LEVERAGING MODERN TECHNOLOGY

Oklo's electrochemical fuel recycling method is designed not to create significant liquid waste streams, enabling improved environmental stewardship over other used fuel recycling processes.

ENSURING MATERIAL SAFEGUARDING

Oklo's electrochemical fuel recycling method cannot separate defense-use material, and is thus considered proliferation-resistant.

FULFILLING NATIONAL INTERESTS

Oklo has been awarded over $15 million in U.S. Department of Energy cost share grants to develop, scale-up, and pursue the licensing necessary to deploy this fuel recycling technology.

ABOUT THIS PRESENTATION This presentation is provided by Oklo Inc. ("Oklo") for informational purposes only. The information contained herein does not purport to be all inclusive and no representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will Oklo or any of its subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. NO OFFER OR SOLICITATION This presentation does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination (the "Proposed Transaction") among AltC Acquisition Corp. ("AltC") and Oklo or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act. FORWARD-LOOKING STATEMENTS This presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target," "continue," "could," "may," "might," "possible," "potential," "predict" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Oklo has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements include, but are not limited to, statements regarding estimates and projections regarding future recycling and manufacturing capacity and plant performance; Oklo's ability to demonstrate scientific and engineering feasibility of its fission and fuel recycling technologies; Oklo's expectations regarding regulatory framework development; the potential for and timing of receipt of a license to operate nuclear facilities from the U.S. Nuclear Regulatory Commission. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Oklo's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Oklo and AltC. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Actual results may differ materially as a result of a number of factors, including those factors discussed in AltC's Current Report filed by AltC with the U.S. Securities and Exchange Commission ("SEC") on Form 8-K on July 11, 2023 under the heading "Forward-Looking Statements," as well as the factors discussed in other documents filed, or to be filed, with the SEC by AltC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Oklo nor AltC presently know or that Oklo and AltC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Oklo's and AltC's expectations, plans or forecasts of future events and views as of the date of this presentation. Oklo and AltC anticipate that subsequent events and developments will cause Oklo's and AltC's assessments to change. However, while Oklo and AltC may elect to update these forward-looking statements at some point in the future, Oklo and AltC specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Oklo's and AltC's assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT The Proposed Transaction will be submitted to shareholders of AltC for their consideration. AltC intends to file a registration statement on Form S- 4 (the "Registration Statement") with the SEC, which will include preliminary and definitive proxy statements to be distributed to AltC's shareholders in connection with AltC's solicitation for proxies for the vote by AltC's shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Oklo's shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, AltC will mail a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. AltC's shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, in connection with AltC's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by AltC in connection with the proposed transaction, as these documents will contain important information about AltC, Oklo and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by AltC with the SEC, without charge, at the SEC's website located at www.sec.gov or by directing a written request to AltC Acquisition Corp., 640 Fifth Avenue, 12th Floor, New York, NY l 0019.